FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1    Doc re. Pricing Supplement dated 30 March 2004
No.  2    Employee Share Option Scheme dated 2 April 2004
No.  3    FRN Variable Rate Fix dated 2 April 2004

Document No.  1

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  315
Description:                   GBP5,000,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100.00 per cent
Specified Denomination         GBP10,000
Issue Date:                    26 March 2004
Maturity Date:                 September 2005
ISIN:                          XS0189430423

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.  2

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 2 April 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 16,100 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 1,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,565,669 Shares representing 1.32% of the Company's issued share capital.

Document No.  3

RE: NORTHERN ROCK PLC
    USD 5,882,000.00
    MATURING: 26-Sep-2008
    ISSUE DATE: 23-Mar-2004
    ISIN: XS0188963036

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Mar-2004 TO 28-Jun-2004 HAS BEEN FIXED AT 1.126670 PCT.

INTEREST PAYABLE VALUE 28-Jun-2004 WILL AMOUNT TO:
USD 3.04 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  5 April 2004             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary